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07 4/15/15

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66308

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Radnor Resesearch & Trading Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 12th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adam A. James (212) 344-0848
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli CPAs LLC
(Name – *if individual, state last, first, middle name*)

One Bala Avenue, Suite 234 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

07 4/15/15

OATH OR AFFIRMATION

I, Adam A. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Radnor Research & Trading Company LLC, as of 31 December, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Elizabeth W. Cook

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
ELIZABETH W. COOK, Notary Public
Radnor Twp., Delaware County
My Commission Expires February 22, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RADNOR RESEARCH & TRADING COMPANY LLC

Financial Statements

December 31, 2014

Radnor Research & Trading Company
Table of Contents

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition of Radnor Research & Trading Company LLC as of December 31, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of Radnor Research & Trading Company LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radnor Research & Trading Company LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Radnor Research & Trading Company LLC's financial statements. The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is the responsibility of Radnor Research & Trading Company LLC's management. Our audit procedures included determining whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission reconciled to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the computation of net

capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission. In forming our opinion on the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, we evaluated whether the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission, including its form and content is presented in conformity with 17 C.F.R.& 240.17a-5. In our opinion, the computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the reserve requirements and possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA 19004

April 6, 2015

Radnor Research & Trading Company
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	4,618
Receivables from Broker–Dealers and Clearing Organizations		65,005
Property and Equipment, Net of Accumulated Depreciation		7,110
Other Assets		16,663
TOTAL ASSETS	$	95,146

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts Payable and Accrued Expenses	$	56,038
Members' Equity		39,108
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	95,146

The accompanying notes are an integral part of these financial statements.

Radnor Research & Trading Company
Statement of Operations
For the Year Ended December 31, 2014

Revenues		
Commissions	$	812,646
Underwriting Income		1,520,258
Other Income		13,431
Total Revenues		2,346,336
Expenses		
Employee Compensation and Benefits		1,993,210
Brokerage, Exchange, and Clearance Fees		106,761
Technology and Communications		52,639
Occupancy Expense		5,992
Other Expenses		197,676
TOTAL EXPENSES		2,356,278
NET LOSS	$	(9,942)

The accompanying notes are an integral part of these financial statements.

Radnor Research & Trading Company
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

Balance, January 1, 2014	$	49,050
Net Loss		(9,942)
BALANCE, DECEMBER 31, 2014	$	39,108

The accompanying notes are an integral part of these financial statements.

Radnor Research & Trading Company
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities	
Net Loss	$ (9,942)
Adjustments to Reconcile Net Loss to	
Depreciation	2,183
Decrease (Increase) in Assets	
Receivables from Broker–Dealers and Clearing Organizations	6,997
Other Assets	(13,647)
Increase (Decrease) in Liabilities	
Accounts Payable	(486)
NET CASH FLOWS USED BY OPERATING ACTIVITIES	(17,078)
Cash Flows from Investing Activities	
Purchase of Property and Equipment	(1,973)
NET DECREASE IN CASH	(19,051)
CASH, BEGINNING OF YEAR	23,669
CASH, END OF YEAR	4,618

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Nature of Business

Radnor Research & Trading Company, LLC (the "LLC") is a broker–dealer registered with the Securities and Exchange Commission (SEC) and is licensed by the Financial Industry Regulatory Authority, Inc. (FINRA). The LLC is a Pennsylvania Limited Liability Company that provides brokerage services to customers who are predominately small and middle–market businesses. The LLC also engages in investment banking activities. These activities involve acting as the placement agent in private placements of already public entities.

NOTE 2 – Summary of Significant Accounting Policies

Accounting Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk – The LLC considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The LLC maintains cash balances at a financial institution. Both interest bearing and non–interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the LLC may have deposits that exceed the insured balance in its interest bearing and non–interest bearing accounts.

The LLC is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the LLC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the LLC's policy to review, as necessary, the credit standing of each counterparty. During the year, revenue was concentrated in three customers, who accounted for 94.24% of the LLC's revenue.

Accounts Receivable – Accounts receivable are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write–offs, collections, and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The LLC uses the specific write–off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

NOTE 2 – Summary of Significant Accounting Policies (cont.)

Property and Equipment – Property and equipment are recorded at cost. Depreciation is provided on the straight–line method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

The estimated useful lives for depreciation are:

Equipment	5 Years
Furniture and Fixtures	7 Years

Securities Transaction - Securities Transactions (and related commissions, revenue, and expenses) are recorded on a trade-date basis as if they had settled. For the LLC's investment banking activities revenues are recorded as earned, and expenses are recorded as incurred.

Fair Value of Financial Instruments – As required by the Fair Value Measurement Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for cash and cash equivalents, receivables, other assets, and accounts payable approximate their fair value because of their short–term maturity.

During 2014, warrants were received as part of the compensation for private placement activities for Stratex Oil & Gas, Inc. These warrants are exercisable into 3,731,750 common shares of the issuer at $0.30 per share. These warrants have no active trading market, and as of December 31, 2014 they did not have any intrinsic value.

Income Taxes – The LLC does not pay corporate income taxes on their taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

The LLC has evaluated all tax positions, including its status as a pass–through entity, and has concluded that the LLC has no uncertain tax positions that need to be evaluated under the Income Taxes Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. As of dec 31, 2014 the company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The company files US and PA income tax returns for the years ended Dec 31. 2011 through 2014 remain open for audit.

Advertising Cost – Costs incurred for advertising are expensed when incurred. Advertising expense for the year ended December 31, 2014 was $25,159.

NOTE 3 – Receivables from Broker-Dealers and Clearing Organizations

Receivables from clearing organizations at December 31, 2014 was as follows:

Deposits for Securities Borrowed/Loaned	$	50,000
Receivable from Clearing Organizations		9,079
TOTAL RECEIVABLES FROM BROKER–DEALERS	$	59,079

NOTE 4 – Property and Equipment

Property and equipment at December 31, 2014 was as follows:

Equipment	$	10,176
Furniture and Fixtures		2,060
TOTAL PROPERTY AND EQUIPMENT		12,236
Less: Accumulated Depreciation		5,126
NET PROPERTY AND EQUIPMENT	$	7,110

Depreciation expense for the year ended December 31, 2014 was $2,183.

NOTE 5 – Lease Commitments

The LLC entered into a non-cancellable operating lease for office space with monthly payments totaling $500. The lease expires in October 2015. Rental expense for the year ended December 31, 2014 was $5,500.

NOTE 6 – Commitments and Contingencies

In the normal course of business, the LLC enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2014, and were subsequently settled, had no material effect on the financial statements as of that date.

The LLC is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the LLC's financial condition or results of operations. See Note 11 – Subsequent Events.

NOTE 7 – Independent Contractor Agreements

The LLC and various individuals (the "Contractors") have entered into Independent Contractors Agreements (the "Contractors Agreements"). Each individual Contractors Agreement contains specific terms and covenants regarding the relationship between the LLC and the individual Contractors, such as length of term, duties of the parties, trading funds limitations, compensation, and additional covenants.

NOTE 8 – Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the LLC had net capital of $13,586, which was $8,586 in excess of its required net capital of $5,000. The LLC's aggregate indebtedness to net capital ratio was 4.12 to 1.

NOTE 9 – Major Customers

During the year ended December 31, 2014, the LLC had three major customers. Gross revenue from these customers amounted to 94.24% of gross revenue for the year ended December 31, 2014.

NOTE 10 – Exempt Provisions of Rule 15c3–3

The LLC operates under the provision of paragraph (k)(2)(ii) of Rule 15c3–3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the rule.

The LLC is subject to the exemptive requirements of SEC Rule 15c3–3 and did not maintain possession or control of any customer funds or securities at December 31, 2014.

NOTE 11 – Subsequent Events

In accordance with the Subsequent Events Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the LLC has evaluated those events and transactions that occurred from January 1, 2015 through April 6, 2015, the date the financial statements were audited. Two material events or transactions have occurred during this period.

FINRA Complaint – On January 5, 2015, FINRA issued complaint number 2013036681701 against the LLC. A proposed settlement by FINRA was given to the LLC's counsel in the sum of $75,000. Management believes the settlement amount will be greatly reduced, and is in the process of contesting the allegations made in the complaint.

NOTE 11 – Subsequent Events (cont.)

17a–11 Notification – In January 2015, the LLC's net capital went below its minimum net capital requirement of $5,000. The LLC made notification under SEA Rule 17a-11 of its net capital deficiency to FINRA and the SEC, and as of February 27, 2015 has been compliant with its net capital requirements through both routine business activities and capital contributions from the partners. Future net capital violations are not anticipated.

Radnor Research & Trading Company LLC
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2014

Members' capital	$ 39,108
Add: Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	39,108
Non-allowable assets	
Other assets	25,522
Total non-allowable assets	25,522
Net capital before haircuts	13,586
Haircuts	-
Net capital	13,586
Aggregate Indebtedness	
Items included in Statement of Financial Condition	
Accounts payable, accrued expenses and other liabilities	56,038
Total aggregate indebtedness	
Computation of Basic Net Capital Requirements	
Minimum net capital requirement	$ 5,000
Excess net capital at 1500%	$ 9,850
Excess net capital at 1000%	$ 7,982
Ratio: aggregate indebtedness to net capital	4.12 to 1

RECONCILIATION WITH LLC'S COMPUTATION (INCLUDED IN PART IIA OF FORM X-17A-4 AS OF DECEMBER 31, 2014)

NET CAPITAL, AS REPORTED IN LLC'S PART IIA (UNAUDITED) FOCUS REPORT	$	16,617
AUDIT ADJUSTMENTS		
Increase in Commissions Receivable from Broker/Dealers		7,675
Increase in Accrued Expenses		(10,706)
NET CAPITAL PER ABOVE	$	13,586

Radnor Research & Trading Company LLC
Other Information
December 31, 2014

1. **Computation for determination of the reserve requirements under Rule 14c3-3 of the SEC**

   The LLC operates under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3. All customer transactions clear through Cor Clearing LLC, its clearing firm, on a fully disclosed basis.

2. **Information relating to possession or control requirements under SEC Rule 15c3-3 of the SEC**

   The LLC is subject to exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2014.

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Report of Independent Registered Public Accounting Firm
Exemption Report Review

To the Members' of
Radnor Research & Trading Company LLC

We have reviewed management's statements, included in the accompanying Exemption Report, on which Radnor Research & Trading Company LLC identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Radnor Research & Trading Company LLC claimed an exemption from 17 C.F.R. ~240.15c3-3:(2)(ii). SEC Rule 15c3-3(k)(2)(ii) and Radnor Research & Trading Company LLC stated that Radnor Research & Trading Company LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Radnor Research & Trading Company LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Radnor Research & Trading Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

April 6, 2015

RADNOR RESEARCH & TRADING COMPANY

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Radnor Research & Trading Company LLC claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the calendar year January 1, 2014 to December 31, 2014.

2. Radnor Research & Trading Company LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the calendar year January 1, 2014 to December 31, 2014 without exception.

Sign: Date: 10 Mar 2015

Adam A. James, Chief Financial Officer
Radnor Research & Trading Company LLC
44 Wall Street, 12th Floor, New York, NY 10005
(212) 344-0848

ROMEO & CHIAVERELLI LLC
ONE BALA PLAZA
SUITE 234
BALA CYNWYD, PA 19004

Independent Accountant's Agreed-Upon Procedures Report On Schedule Of Assessment And Payments (Form SIPC-7)

To The Members' of Radnor Research & Trading Company LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Radnor Research & Trading Company LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Radnor Research & Trading Company LLC's compliance with the applicable instructions of Form SIPC-7. Radnor Research & Trading Company LLC's management is responsible for Radnor Research & Trading Company LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SPIC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments , noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express

such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

April 6, 2015

Radnor Research & Trading Company LLC
Schedule of Assessment and Payments to the Securities Investors Protection Corporation (SIPC) – Pursuant to Rule 17a-5(e)(4)
Year ended December 31, 2014

General assessment	$ 5,705.84
Less:	
Payments Made	
SIPC-7: April 5, 2015	5,705.84
Total assessment balance due	-
Determination of SIPC net operating revenues and general assessment	
Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,360,345
Additions	
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
Net loss from principal transactions in securities in trading accounts.	
Net loss from principal transactions in commodities in trading accounts.	
Interest and dividend expense deducted in determining item 2a.	
Net loss from management of or participation in the underwriting or distribution of securities.	
Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
Net loss from securities in investment accounts.	
Total additions	
Deductions	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
Revenues from commodity transactions.	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	78,008
Reimbursements for postage in connection with proxy solicitation.	
Net gain from securities in investment accounts.	
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
Other revenue not related either directly or indirectly to the securities business.	
The greater of:	
Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	
40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	
Total deductions	78,008
SIPC net operating revenues	$ 2,282,337
General assessment @ .0025	$ 5,705.84